SEC
Mail Processing
Section

MAR 15 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** AND ENDING **12/31/11**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and Street)

Cincinnati **OH** **45202**
City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900 **Cincinnati** **OH** **45202**
(Address) (City) (State) (Zip Code)

[redacted]

12014804

ICW 4/2

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Sinclaire, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and CEO
Title

Notary Public

BEVERLY A. KENNEDY
Notary Public, State of Ohio
My Commission Expires 02-22-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors — Not applicable.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation — Not applicable.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report — Filed separately.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ross, Sinclaire & Associates, LLC

SEC File Number 8-41740

Consolidated Statement of Financial Condition
as of December 31, 2011, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** document.

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying consolidated statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ross, Sinclaire & Associates, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 14, 2012

ROSS, SINCLAIRE & ASSOCIATES, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

	2011
ASSETS	
CASH	$ 634,321
DEPOSITS WITH CLEARING BROKER AND OTHERS	25,081,646
NOTES RECEIVABLE	654,644
RECEIVABLE FROM RELATED PARTIES	423,344
SECURITIES OWNED AT FAIR VALUE	52,735,984
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	305,098
GOODWILL	62,777
OTHER ASSETS	722,199
TOTAL	$ 80,620,013
LIABILITIES AND MEMBERS' EQUITY	
SECURITIES SOLD, NOT YET PURCHASED	$ 54,199,331
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	5,492,907
MEMBERS' EQUITY:	
Additional paid-in capital	22,880,828
Note receivable from members	(1,953,053)
Total members' equity	20,927,775
TOTAL	$ 80,620,013

See notes to consolidated statement of financial condition.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company is an Ohio limited liability corporation (LLC). Ross, Sinclaire & Associates, Inc. (RSAI) owns 85% of the Company. Three individual members own the remaining 15% of the Company. The Company accepted a note from each of the minority members in exchange for their ownership share.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting, financial advisory and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the midwestern and southeastern United States.

These financial statements are consolidated and include the financial position of an entity controlled by the Company. See Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying consolidated statement of financial condition is presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions.

Depreciation — Depreciation is provided on a straight-line basis for furniture, equipment, software, and leasehold improvements over the estimated useful lives of the related assets (ranging from 3 to 10 years).

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at fair value on a trade date basis.

Taxes —Non-income taxes, such as dealer in intangibles taxes, are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities.

The Company also applies the guidance formerly promulgated under FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (codified primarily in FASB ASC Topic 740, *Income Taxes*) ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for

which the statute of limitations is still open. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2011.

Consolidation – The Company consolidates any subsidiaries or other entities, such as Variable Interest Entities, for which it determines it has control either through voting rights or control through other means. The Company determines whether it is required to consolidate an entity by evaluating first whether it qualifies as a Variable Interest Entity ("VIE"). A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates any VIEs for which it is the primary beneficiary. In accordance with consolidation accounting guidance, the Company is considered the primary beneficiary when it has a controlling financial interest in a VIE. The Company has a controlling financial interest when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses whether it is the primary beneficiary of a VIE on a quarterly basis. The reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The consolidation status of the VIE with which the Company is involved may change as a result of such reassessments.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2011 consist of the following:

	2011
Furniture and equipment	$ 671,607
Software	135,113
Leasehold improvements	28,345
Equipment under capital lease	92,284
Total	927,349
Less accumulated depreciation	(622,251)
Furniture, equipment, software, and leasehold improvements — net	$ 305,098

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2011, the Company's net capital of $13,627,533 exceeded its required net capital of $347,860 by $13,279,673. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2011 was 0.38 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

In accordance with applicable requirements, the Company does not compute a consolidated net capital computation as it excludes the consolidated variable interest entity discussed further in Note 10. As a result, only the accounts of Ross & Sinclaire and Associates LLC, the registered broker-dealer, are included in the Company's unconsolidated computation of net capital.

5. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members.

Receivables from related parties aggregating $423,344 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2011.

A $275,000 note payable to related parties of the Company was outstanding at December 31, 2011. See Note 10 for further information.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities in the accompanying Consolidated Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the accompanying Consolidated Statement of Financial Condition. These securities positions are marked to market daily.

7. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and US Treasury Bonds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2011.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are as follows:

2011	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$	$41,882,505	$	$ 41,882,505
Corporate bonds		1,011,721		1,011,721
Government Bonds	5,051,793	4,434,552		9,486,345
Equities	355,413			355,413
Totals	$ 5,407,206	$47,328,778	$	$ 52,735,984
Securities sold, not yet purchased				
Municipals	$	$ (154,248)	$	$ (154,248)
Government Bonds	(54,045,083)			(54,045,083)
Totals	$ (54,045,083)	$ (154,248)	$	$ (54,199,331)

8. GUARANTEES

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2011 was $11,356,341. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under operating lease agreements, including with related parties, which expire at various dates through the fiscal year ending 2016, with rent payable in monthly installments. Minimum future payments required under the leases are as follows for the years ending December 31:

Years Ending December 31	
2012	$ 950,738
2013	698,294
2014	440,017
2015	91,867
2016	1,812

In January 2009, the Company entered into a capital lease for its primary telephone system. A second capital lease for telephone equipment was entered into on June 30, 2011. The gross asset balance recorded as of December 31, 2011 was $92,284, with related accumulated amortization of $25,733. The following is a schedule by year of future minimum lease payments under capital leases and the present value of the net minimum lease payments as of December 31, 2011.

Years Ending December 31	
2012	$ 29,118
2013	29,118
2014	11,970
Total minimum lease payments	70,206
Less amount representing interest	(2,744)
Present value of net minimum lease payments	$ 67,462

In August 2008, the Company entered into an agreement with various parties to settle a dispute regarding an outstanding obligation that had been vacated by a third party. The remaining obligation of the Company was accrued in 2008 and is included within Accounts Payable, Accrued Expenses, and Other Liabilities in the accompanying Consolidated Statement of Financial Condition, with all cash payments to be made by 2013.

The Company is not party to any material litigation. However, there are litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. For these underwriting transactions, settlement of these transactions as of December 31, 2011 would not have a material effect on the Company's financial position.

10. VARIABLE INTEREST ENTITY

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

As the result of a contractual relationship with a single member limited liability company (LLC) engaged in the tax credit funding business, the Company consolidates the financial statements of the LLC because the Company provides financial support to the LLC and is deemed to have the power to direct the activities of the LLC. The contractual arrangement with the entity is effective until October 15, 2015, with automatic annual renewals unless terminated as allowed under the provisions of the transaction agreement. At December 31, 2011, the Consolidated Statement of Financial Condition included $275,000 within Accounts Receivable and a corresponding amount included in Accounts Payable, Accrued Expenses and Other Liabilities. The Company does not provide any guarantees for the LLC.

11. EMPLOYEE BENEFIT PLAN

The Company offers a simple IRA retirement plan available to any employee that has earned a minimum of $5,000 in the previous year and expected to earn at least $5,000 in the coming plan year. Employees can contribute up to 17% each payroll period on a pre-tax basis, subject to internal revenue service annual limitations. The Company match is determined by management each year. Funds are fully vested at the time of contribution and the investments are under the control of the employee.

12. SUBSEQUENT EVENTS

We have evaluated subsequent events through March 14, 2012, the date the consolidated statement of financial condition was available for issuance, to determine if either recognition or disclosure of significant events or transactions was required. There were no such items noted in this evaluation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202
USA

Tel: +1 513 784 7100
www.deloitte.com

March 14, 2012

Ross, Sinclaire & Associates, LLC
700 Walnut Street, Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the consolidated financial statements of Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated March 14, 2012, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The size of the business and resultant limited number of employees in the Company's finance and accounting function impose limitations on the effectiveness of the Company's internal accounting controls related to (a) maintaining the proper segregation of duties and (b) the recording of certain adjusting entries in the correct period, including consolidation of the variable interest entity. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2011 and this report does not affect our report thereon dated March 14, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited